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                             December 1, 2020

       Frank Calderoni
       Chairman & Chief Executive Officer
       Anaplan, Inc.
       50 Hawthorne Street
       San Francisco, CA 94105

                                                        Re: Anaplan, Inc.
                                                            Form 10-K for the
Year Ended January 31, 2020
                                                            Filed March 30,
2020
                                                            File No. 001-38698

       Dear Mr. Calderoni:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Year Ended January 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Overview, page 53

   1. You state that you had 353, 248 and 181 customer with greater than $250,000 of annual recurring revenue as of
fiscal year end 2020, 2019 and 2018, respectively. Please tell us how this information
provides investors with information regarding the growth of
                                                        enterprise, and by
implication non-enterprise customers, for each period presented as indicated in your
response letter dated September 14, 2018. In this regard, your current disclosures do not
provide the actual number of total customers for each period presented.
                                                        Alternatively, in an
effort to add context to this information and to better understand the growth from
non-enterprise customers, please revise to disclose your actual customer count for each period
presented as well as the percentage of revenue generated from this subset of your customer
base in future filings.
 Frank Calderoni
FirstName  LastNameFrank Calderoni
Anaplan, Inc.
Comapany1,
December   NameAnaplan,
             2020        Inc.
December
Page 2    1, 2020 Page 2
FirstName LastName
2. You state in your response to comment 7 in your July 24, 2018 letter that the company does not consider future billings to be a key metric in managing your business and you do not plan to discuss future billings externally. You also state in your risk factor disclosures that you do not believe billings are an accurate indicator of future revenue for any given period of time. Considering your prior response and current disclosures, please explain why you have included quarterly billings information in your investor presentations and are also providing project billings in your Form 8-K earnings releases. Alternatively, to the extent you are using this measure in monitoring your business, revise to disclose billings information in future filings. Refer to Section III.B of SEC Release 33-8350.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Megan Akst, Staff Accountant at (202) 551-3407 or Kathleen Collins,
Accounting Branch Chief at (202) 551-3499 with any questions.



                                                                Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:      Gary Spiegel - Senior VP & General Counsel, Anaplan